

Anja Skodda · 2nd

Founder at HAPPYBOND

Los Angeles County, California, United States ·

500+ connections · Contact info



HAPPYBOND



Technische Universi
Berlin

Experience



HAPPYBOND
3 yrs 1 mo

Founder at HAPPYBOND
Oct 2020 – Present · 4 mos
Los Angeles, California, United States

Founder / CEO
Jan 2019 – Present · 2 yrs 1 mo
Venice, California

Founder / President
Jan 2018 – Oct 2020 · 2 yrs 10 mos
Venice, California, Vereinigte Staaten

Founder
Paw Power Inc.
Jan 2018 – Present · 3 yrs 1 mo
Großraum Los Angeles und Umgebung

Founder

I Food AS

Apr 2016 – Present · 4 yrs 10 mos

Berlin

Founder

Paw Power UG

Jan 2015 – Present · 6 yrs 1 mo

Berlin

Founder/ President

Happy Again Pet

Jan 2018 – Oct 2020 · 2 yrs 10 mos

Show 1 more experience ⌄

Education



Technische Universität Berlin

Diplom Ingenieur, Biotechnologie



